# STOCK PURCHASE AGREEMENT

This **Purchase Agreement** (this *"Agreement"*) is made as of April 29, 2010, among Blacksands Petroleum, Inc., a Nevada (*"Seller"*), H. Reg F. Burden (*"Buyer"*), and Access Energy Inc., a corporation incorporated in the province of Ontario (*"Access"*). Access, Buyer and Seller are individually referred to herein as a *"Party"* and collectively as the *"Parties."*

## RECITALS

WHEREAS, Seller is the owner of 600 common shares of and Buyer is the owner of 200 common shares of Access;

WHEREAS, Seller and Buyer are parties to the Unanimous Shareholders Agreement dated August 3, 2007 pursuant to which Seller is obligated to fund Access;

WHEREAS, Buyer is the holder of warrants to purchase 1,500,000 shares of common stock of Seller (the *"Buyer Warrants"*);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, 441 common shares of Access (the *"Stock"*);

WHEREAS, Access desires to assume the sublease for Seller's office space at 401 Bay Street, Toronto, Ontario upon Closing.

WHEREAS, Access is party to and has ongoing obligations pursuant to (i) the Joint Venture Agreement dated November 3, 2006 between Buffalo River Dene Development Corporation and Access Energy Inc., as amended on May 9, 2007 and March 17, 2008 (the *"BRDD JV Agreement"*), (ii) the Impact/Benefit Agreement, between Buffalo River Dene Nation and A10 Project, dated May 24, 2007, as amended March 17, 2008 (the *"BRDD Impact/Benefit Agreement"*), (iii) the Joint Venture Agreement and Impact Benefit Agreement between La Loche Clearwater Development Authority and Access Energy Inc., dated October 15, 2008, as amended April 13, 2010 (the *"La Loche Agreement"*) and (iv) Coniston Management Agreement with Access dated November 1, 2005, as amended January 1, 2009 (the *"Coniston Agreement"*) (collectively, the *"Access Agreements"*); and

WHEREAS, in connection with the purchase and sale of the Stock, the Parties desire to amend and restate the Unanimous Shareholders Agreement to remove the Seller's obligation to fund Access, in addition to other amendments (the *"Amended and Restated Unanimous Shareholders Agreement"*) and Access and Buyer further desire to indemnify and hold harmless Seller with respect to any liability or losses relating to Access and its obligations under the BRDD JV Agreement, the BRDD Impact/Benefit Agreement and the La Loche Agreement or future operations of Access.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

## 1. PURCHASE AND SALE OF STOCK

**1.1 Purchase and Sale of Stock.** Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, on the terms and conditions hereof, all of Seller's right, title and interest in and to the Stock, free and clear of any and all liens, encumbrances, security interests, mortgages, pledges, claims, options or restrictions of any kind (collectively, "Liens"), except for any limitations set forth in the Amended and Restated Unanimous Shareholders Agreement as of the Effective Time (as defined below).

**1.2 Release of Seller.** Parties agree to enter into an Amended and Restated Unanimous Shareholders Agreement in the form attached as Exhibit A to release Seller of its obligations to fund Access.

**1.3 Consideration**(a) The total consideration to be paid by Buyer to Seller for the Stock shall consist of (i) the cancellation of the Buyer Warrants as of the Effective Time, (ii) Buyer's release and indemnification of Seller for any liabilities relating to Access as set forth in Section 5 herein; and (iii) the termination of Seller's obligation to fund Access pursuant to the terms of the Unanimous Shareholders Agreement.

(b)     The total consideration to be paid by Seller to Access for (i) Access' release and indemnification of Seller for any liabilities relating to Access as set forth in Article 5 herein; and (ii) the termination of Seller's obligation to fund Access pursuant to the terms of the Unanimous Shareholders Agreement shall consist of seventy-five thousand Canadian dollars (Cdn$75,000) in cash to be paid at the Closing.

**1.4 Cancellation of Buyer Warrants.** Effective as of the Closing Date, Buyer and Seller hereby cancel the Buyer Warrants held by Buyer such that as of the Closing Date Buyer will have no further rights to acquire any shares of common stock of the Company by virtue of the Warrant, and any warrant agreement shall have no further force and effect.

**1.5 Closing.** The closing (the "*Closing*") of the transactions contemplated by this Agreement shall take place at the offices of Seller, on April 30, 2010, or at such other place, date or time as shall be agreed upon by the parties hereto. The Closing shall be effective as of 12:01 a.m. (Toronto time) on the date of the Closing (the "*Effective Time*").

**1.6 Deliveries by Seller.** At the Closing, Seller shall deliver or cause to be delivered to Buyer and Access the following:

(a)     a Stock Power, duly executed by Seller, in order to transfer title to the Stock to Buyer, free and clear of any and all Liens;

(b)     the Amended and Restated Unanimous Shareholders Agreement shall be executed by Seller;

(c)   all technical information, proprietary and confidential business information belonging to Access, other than the Excluded Information (as hereinafter defined);

(d)   a payment of Cdn$75,000 to Access;

(e)   documents related to the assignment of the Toronto office space; and

(f)   an executed Confidentiality Agreement.

**1.7 Deliveries by Access.**  At the Closing, Access shall deliver or cause to be delivered to Seller the following:

(a)   the documents related to the assumption of the Toronto office space, which may be delivered post-closing with the consent of Seller;

(b)   the consent of Coniston Investment Corp. to the sale of the Stock pursuant to the Coniston Agreement;

(c)   any other Required Consents; and

(c)   the Amended and Restated Unanimous Shareholders Agreement executed by Access.

**1.8 Deliveries by Buyer.**  At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a)   the Buyer Warrants shall be delivered for cancellation; and

(b)   the Amended and Restated Unanimous Shareholders Agreement shall be executed by Buyer.

**1.9 Excluded Information.**  Seller may maintain a copy of the information described on Schedule "A" hereto (the "Excluded Information"), provided that Seller acknowledges and agrees that the excluded information is confidential proprietary information of Access and that the right to retain confidential such Excluded Information and trade secrets and client and customer information constitutes a proprietary right which Access is entitled to protect.  Accordingly, Seller covenants and agrees with Buyer that it will not disclose any such Excluded Information nor shall it use the same for any purpose other than those of Access. Seller shall deliver to Buyer and Access a confidentiality agreement at the time of closing on terms reasonably satisfactory to the Buyer providing for the protection of the interests of the Buyer and Access in and to the Excluded Information.

## 2.  REPRESENTATIONS AND WARRANTIES OF SELLER AND ACCESS

Seller represents and warrants to Buyer as of the date hereof and as of the date of the Closing as follows:

**2.1 Title; Liens.** Seller has good and valid title to the Stock, free and clear of any and all Liens, and upon execution and delivery of the documents required hereby to be executed and delivered at Closing, good and valid title to the Stock shall pass to Buyer, free and clear of any and all Liens. Eight hundred (800) shares of common stock of Access are issued and outstanding.

**2.2 Corporate Power.** Each of Seller and Access is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. Each of Seller and Access has the necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

**2.3 Binding Effect.** This Agreement has been duly executed and delivered by each of Seller and Access and is a legal, valid and binding obligation of each of Seller and Access, respectively, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and general equitable principles.

**2.4 Contravention.** Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (with or without notice or lapse of time or both):

(a) conflict with or breach, in any material respect, any provision of Seller's or Access' organizational documents;

(b) violate, in any material respect, any law, rule or regulation by which Seller or Access or any of their properties may be bound or affected; or

(c) conflict with, in any material respect, or result in a material default under any material contract or other material agreement to which Seller or Access is a party or by which any of its properties may be bound or affected, including, without limitation, the Coniston Agreement, the BRDD JV Agreement, the BRDD Impact/Benefit Agreement and the La Loche Agreement.

**2.5 Conduct of the Business.** All material aspects of the business of Access during the period where the majority of shares in Access were owned by the Seller have been fully disclosed to the Buyer, including, but no limited to liabilities incurred, activities conducted, litigation, claims or prosecutions brought or threatened, agreements entered into, the status of performance of any agreements, environmental impacts suffered, and facts suffered to exist which may give rise to future claims.

All material aspects of the business of Access during the period where the majority of shares in Access were owned by the Seller have been fully disclosed by Buyer to Seller, including, but no limited to liabilities incurred, activities conducted, litigation, claims or prosecutions brought or threatened, agreements entered into, the status of performance of any agreements, environmental impacts suffered, and facts suffered to exist which may give rise to future claims.

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**2.6 Brokers and Finders**. Seller has not employed any broker, finder or investment banker or incurred any liability for any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or incurred any liability for break-up fees or similar obligations for which Buyer or Access has any obligation.

**2.7 Consents and Approvals**. The execution, delivery and performance of this Agreement and the transaction contemplated hereby by Seller or Access does not and will not require any approval, consent, ratification, waiver or other authorization from any Person (a "Required Consent"), other than pursuant to the Coniston Agreement.

**2.8 No Other Representations**. (a) BUYER IS AN INFORMED AND SOPHISTICATED PURCHASER, AND HAS HAD THE OPPORTUNITY TO ENGAGE EXPERT ADVISORS, EXPERIENCED IN THE EVALUATION AND PURCHASE OF COMPANIES SUCH AS ACCESS AS CONTEMPLATED HEREUNDER. BUYER HAS UNDERTAKEN SUCH INVESTIGATION AND HAS BEEN PROVIDED WITH AND HAS EVALUATED SUCH DOCUMENTS AND INFORMATION AS IT HAS DEEMED NECESSARY TO ENABLE IT TO MAKE AN INFORMED AND INTELLIGENT DECISION WITH RESPECT TO THE EXECUTION, DELIVERY AND PERFORMANCE OF THIS AGREEMENT. BUYER ACKNOWLEDGES THAT SELLER HAS GIVEN BUYER COMPLETE AND OPEN ACCESS TO THE MANAGEMENT, DOCUMENTS AND FACILITIES OF ACCESS. BUYER WILL UNDERTAKE PRIOR TO CLOSING SUCH FURTHER INVESTIGATION AND REQUEST SUCH ADDITIONAL DOCUMENTS AND INFORMATION AS IT DEEMS NECESSARY. BUYER AGREES TO ACCEPT THE STOCK AND THE BUSINESS IN THE CONDITION THEY ARE IN ON THE CLOSING BASED UPON ITS OWN INSPECTION, EXAMINATION AND DETERMINATION WITH RESPECT THERETO AS TO ALL MATTERS, AND WITHOUT RELIANCE UPON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE MADE BY OR ON BEHALF OF OR IMPUTED TO SELLER, EXCEPT AS EXPLICITLY SET FORTH IN THIS AGREEMENT.

(b)     NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE STOCK, ACCESS, ITS ASSETS AND THE BUSINESS OR ANY PART THEREOF, (ii) ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO BUYER, PROSPECTS (FINANCIAL OR OTHERWISE), FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY, OR (iii) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS

REPRESENTATIVES WITH RESPECT TO THE COMPANY OR ITS BUSINESS OR OPERATIONS, EXCEPT AS EXPLICITLY SET FORTH IN THIS AGREEMENT.

(c)     EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER'S INTEREST IN ACCESS, ITS ASSETS AND THE BUSINESS ARE BEING TRANSFERRED THROUGH THE SALE OF THE SHARES "AS IS, WHERE IS, WITH ALL FAULTS".

## 3.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the date of the Closing as follows:

**3.1 Authority**.  Buyer has attained the age of majority and is legally competent to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

**3.2 Binding Effect**.  This Agreement has been duly executed and delivered by Buyer and is a legal, valid and binding obligation of Buyer, enforceable against him in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and general equitable principles.

**3.3 Contravention**.  Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (with or without notice or lapse of time or both):

(a)     violate, in any material respect, any law, rule or regulation by which Buyer or any of his properties may be bound or affected; or

(b)     conflict with, in any material respect, or result in a material default under any material contract or other material agreement to which Buyer is a party or by which any of his properties may be bound or affected.

**3.4 Brokers and Finders**.  Buyer has not employed any broker, finder or investment banker or incurred any liability for any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or incurred any liability for break-up fees or similar obligations for which Seller has any obligation.

**3.5 Consents and Approvals**.  The execution, delivery and performance of this Agreement and the transaction contemplated hereby by Buyer does not and will not require any approval, consent, ratification, waiver or other authorization from any Person (a *"Required Consent"*).

## 4.     COVENANTS

**4.1 Reasonable Best Efforts**.  Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations at the earliest practicable date to consummate the transactions contemplated by this Agreement.

**4.2 Consents and Approvals.** Buyer and Access shall use its reasonable best efforts to obtain at or prior to the Closing all permits, consents, authorizations and approvals of all third parties and governmental authorities necessary in connection with the consummation by Buyer and Seller of the transactions contemplated by this Agreement. Seller shall cooperate with Buyer to the fullest extent reasonably possible in obtaining such permits, consents, authorizations and approvals.

## 5. ADDITIONAL AGREEMENTS

**5.1 Assumption.** From and after the Effective Time, Buyer and Access expressly assume all duties, obligations, rights, liabilities and contingencies under, in and relating to the Access Agreements however and whenever arising, including those obligations accrued but unpaid at the Effective Time.

**5.2 Release.** Buyer and Access, their officers, directors, representatives, employees, agents, contractors, affiliates, parents and subsidiaries (*"Purchaser Group"*) hereby fully and forever release Seller and its officers, directors, representatives, employees, agents, contractors, affiliates, parents and subsidiaries (*"Seller Group"*) from any and all claims, of any type whatsoever, past, present or future, known or unknown arising as a result of their majority ownership in Access and arising out of or relating to the Access or the Access Agreements, including, without limitation, the prospective oil, gas or mining projects relating to the BRDD JV Agreement, the BRDD Impact/Benefit Agreement or the La Loche Agreement (the *"Projects"*). From and after the Effective Time, Access shall be solely responsible for all reclamation, bonding, environmental and other liabilities with respect to the Projects.

**5.3 Indemnification.** Purchaser Group shall indemnify and hold harmless Seller from any and all claims, demands, suits, losses, expenses (including reasonable attorneys' fees), damages and injuries (including death) to persons and property whatsoever that may result from or arise out of (i) a breach of this Agreement by the Purchaser Group, or (ii) the operations of Access from and after the Effective Time, or (iii) the operations conducted on or for the benefit of the Projects by Purchaser Group.

Seller shall indemnify and hold harmless Purchaser Group from any and all claims, demands, suits, losses, expenses (including reasonable attorneys' fees), damages and injuries (including death) to persons and property whatsoever that may result from or arise out of (i) a breach of this Agreement by the Seller, or (ii) the operations of Access while Seller was the majority holder of the Access common shares, or (iii) the operations conducted on or for the benefit of the Projects by Seller.

**5.4 Condition of Projects.** Buyer hereby acknowledges that it has made their own independent inspection and investigation of the Projects and all matters concerning the Projects which it deems material to its purchase of the Stock pursuant to this Agreement. Buyer acknowledges that Seller makes no representations or warranties except as expressly set forth in

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this Agreement. Without limiting the foregoing, Seller makes no representation or warranty, implied or express, concerning the existence, quantity, quality, mineability, or merchantability of the oil, gas or minerals within or underlying the Projects and Purchaser Group acknowledge and agree that no representations, statements or warranties, express or implied, have been made by or on behalf Seller, other than expressly set out herein.

**5.5 Maintenance of Books and Records.** Each of the Parties shall preserve, until at least the fifth anniversary of the Closing, all pre-closing records possessed or to be possessed by such party relating to Access. After the Closing and up until at least the fifth anniversary of the Closing, upon any reasonable request from a party hereto or its representatives, the Party holding such records shall (a) provide to the requesting Party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting Party or its representatives to make copies of such records, in each case at no cost to the requesting Party or its representatives (other than for reasonable out-of-pocket expenses). Such records may be sought under this Section 5.5 for any reasonable purpose, including, without limitation, to the extent reasonably required in connection with the audit, accounting, tax, or other similar needs of the Party seeking such records.

## 6. CONDITIONS TO CLOSING OF BUYER

The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following additional conditions (unless waived, to the extent permitted by applicable law, by Buyer):

**6.1 Representations and Warranties.** The representations and warranties of Seller contained herein shall be true and correct in all material respects as of the date when made and at and as of the Closing Date, as though such representations and warranties were made at and as of such date.

**6.2 Performance.** Seller shall have performed and complied with, in all material respects, all agreements, covenants and obligations required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date.

**6.3 No Injunction.** There shall not be in effect any order, decree, ruling or any other action permanently enjoining, restraining or otherwise prohibiting the purchase of the Stock pursuant to this Agreement.

## 7. CONDITIONS TO CLOSING OF SELLER

The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following additional conditions (unless waived, to the extent permitted by applicable law, by Seller):

**7.1 Representations and Warranties.** The representations and warranties of Buyer contained herein shall be true and correct in all material respects as of the date when made and at and as of the Closing Date, as though such representations and warranties were made at and as of such date.

**7.2 Performance.** Buyer and Access shall have performed and complied with, in all material respects, all agreements, covenants and obligations required by this Agreement to be performed or complied with by Buyer or Access on or prior to the Closing Date.

**7.3 No Injunction.** There shall not be in effect any order, decree, ruling or any other action permanently enjoining, restraining or otherwise prohibiting the purchase of the Stock pursuant to this Agreement.

## 8. TERMINATION

**8.1 Termination.** This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

    (a)    at any time by the mutual written consent of Seller and Buyer;

    (b)    at any time after June 30, 2010 (the "*Termination Date*"), by either Seller or Buyer upon one (1) business day's prior written notice to the other party, if the Closing shall not have occurred by the Termination Date for any reason unless the failure of the Closing to occur on or before the Termination Date is a result of a material breach of this Agreement by the party seeking such termination;

    (c)    by Buyer, if any condition set forth in Section 6 of this Agreement was not, or cannot reasonably be, satisfied in all material respects on or prior to the Termination Date and shall not have been waived by Buyer, unless the failure of such condition to be satisfied is the result of a material breach of this Agreement by Buyer;

    (d)    by Seller, if any condition set forth in Section 7 of this Agreement was not, or cannot reasonably be, satisfied in all material respects on or prior to the Termination Date and shall not have been waived by Seller, unless the failure of such condition to be satisfied is the result of a material breach of this Agreement by Seller; or

    (e)    by Seller or Buyer, if any governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of the Stock pursuant to this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

**8.2 Procedure and Effect of Termination.** In the event of the termination of this Agreement in accordance with Section 8.1 of this Agreement, this Agreement shall thereafter become void and have no effect, and the transactions contemplated hereby shall be abandoned, and no party hereto shall have any liability to the other party hereto or their respective affiliates, directors, officers or employees.

## 9. MISCELLANEOUS

**9.1 Notices.** All notices and other communications to a Party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communications, with confirmation sent by overnight courier, or (iii) sent by overnight courier. All notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, and (iii) if by overnight courier, on the date of sending. Until a change of address is communicated as indicated above, all notices shall be addressed as follows:

> To Seller (and Access prior to Closing):
>
> Blacksands Petroleum, Inc.
> 401 Bay Street, Suite 2700
> Toronto, Ontario M5H 2Y4
> Attn: Mark Holcombe
> Facsimile:
>
> To Buyer (and Access after Closing):
>
> H. Reginald F. Burden
> 35 Boardwalk Drive
> Toronto, Ontario, Canada
> M4L 3Y8
> Facsimile: 416-359-7801

**9.2 Amendment, Modification and Waiver.** This Agreement may be amended, modified or supplemented at any time but only by written agreement of the parties hereto. Any failure of Seller or Buyer to comply with any term or provision of this Agreement may be waived by the other party or parties hereto at any time; *provided, however*, that any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such other party, and such waiver shall not operate as a waiver of or estoppel with respect to any subsequent or other failure to comply.

**9.3 Fees and Expenses.** Seller and Buyer shall pay all fees and expenses incurred by it or on its behalf in connection with the negotiation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby.

**9.4 Further Assurances.** From time to time after the Closing, at the request of any party hereto and at the expense of the party so requesting, the other party hereto shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.

**9.5 Entire Agreement.** This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings, oral and written, with respect to the subject matter hereof.

**9.6 Binding Effect; Assignment.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

**9.7 No Third–Party Beneficiaries.** This Agreement is not intended and shall not be deemed to confer upon or give any person or entity except the parties hereto and their respective successors and permitted assigns any remedy, claim, liability, reimbursement, cause or action or other right under or by reason of this Agreement.

**9.8 Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

**9.9 Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to conflicts of law principles.

**9.10    Specific Performance**. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other parties hereto irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party hereto shall be entitled to equitable relief without the requirement of posting a bond or other security, including the form of injunctions and orders for specific performance, in addition to all other remedies available to such other party at law or in equity.

*(Remainder of page intentionally left blank; signature page follows)*

# EXHIBIT "A"

## AMENDED AND RESTATED UNANIMOUS SHAREHOLDERS AGREEMENT

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day first set forth above.

**SELLER:**

**Blacksands Petroleum, Inc.**

By _____

Name: mmr R. Holcombe

Title: CEO + President + CFO

**ACCESS:**

**Access Energy Inc.**

By _Paul A Parisotto_____

Name: Paul A. Parisotto

Title: President + CEO

**BUYER:**

By _Paul A Parisotto_____

H. Reg F. Burden, by  , attorney-in-fact

Paul Parisotto

## SCHEDULE "A"

## EXCLUDED INFORMATION

Excluded information shall mean all projections, strategy papers and technical information including seismic information, and related information regarding Access that has not already been made publicly available.